Filed pursuant to Rule 433
File No. 333-157459
For Immediate Release
Citigroup Inc. (NYSE: C)
December 14, 2009
Citigroup, U.S. Government and Regulators Agree to TARP Repayment
Citi’s Capital Ratios and Liquidity to be Among Strongest in the Industry

Citi to Issue $17 Billion of Common Stock and $3.5 Billion of Tangible Equity Units
Citi to Repay $20 Billion of TARP Trust Preferred Securities
Agreement with the U.S. Government and Regulators to
Terminate Loss-Sharing Agreement
U.S. Treasury to Sell Up To $5 Billion of its Common Shares via
Concurrent Secondary Offering; Plans Orderly Exit
Citi to Substitute Substantial Common Stock for Cash Compensation; Will Cease
to be a Beneficiary of TARP ‘Exceptional Financial Assistance’ Beginning in 2010
As of December 31, Citi Will Have Paid or Accrued $3.1 Billion in Dividends and
Interest to the U.S. Government on TARP Investment
New York — Citi today announced that it has reached an agreement with the U.S. government and its regulators to repay U.S. taxpayers for the $20 billion the government holds in TARP trust preferred securities and to terminate the loss-sharing agreement with the government.
Vikram Pandit, Chief Executive Officer, said on behalf of the entire Citi Board of Directors, “The TARP program was designed to provide assistance until banks were in a position to repay it prudently. We are pleased to be able to repay the U.S. government’s trust preferred securities and to terminate the loss-sharing agreement. We owe the American taxpayers a debt of gratitude and recognize our obligation to support the economic recovery through lending and assistance to homeowners and other borrowers in need.”
The securities transactions planned to facilitate the repayment of the $20 billion in TARP trust preferred securities and the termination of the loss-sharing agreement are as follows:
Citi will immediately issue $20.5 billion of capital and debt, comprised of:
•	$17 billion of common stock, with an over-allotment option of $2.55 billion; and

•	$3.5 billion of tangible equity units (consisting of approximately $2.8 billion of prepaid common stock purchase contracts (recorded as equity) and approximately $0.7 billion of subordinated notes (recorded as debt)).

In connection with Citi’s offering, the U.S. Treasury (UST) will sell up to $5 billion of the common stock it holds in a concurrent secondary offering. After the secondary offering, the UST is subject to a 45-day “lock-up” period. The Treasury has also announced that it plans to sell the remainder of its shares in an orderly fashion over the next 6-12 months.
In addition, Citi has decided to issue in January 2010 $1.7 billion of common stock equivalents to employees in lieu of cash they would have otherwise received. Subject to shareholder approval at the company’s annual meeting on April 1, 2010, the common stock equivalents will be replaced by common stock.
As agreed with the U.S. government and its regulators, following the successful completion of the $17 billion common stock offering and the $3.5 billion offering of tangible equity units, Citi will repay $20 billion of TARP trust preferred securities. The repayment will result in an approximate $8 billion pre-tax loss ($5.1 billion after tax). Citi will also terminate the loss-sharing agreement with the government and cancel $1.8 billion of the $7.1 billion in trust preferred securities it originally issued to the government as consideration for the benefits provided by that agreement. This will result in an approximate pre-tax loss of $2.1 billion ($1.3 billion after tax). The termination of the loss-sharing agreement will increase Citi’s risk-weighted assets by approximately $144 billion.
As a result of the repayment of the TARP trust preferred securities and the termination of the loss-sharing agreement, Citi expects a net reduction in annual interest expense of approximately $1.7 billion and approximately $0.5 billion in lower annual amortization expense associated with the loss-sharing agreement.
Once Citi repays the $20 billion of TARP trust preferred securities and upon termination of the loss-sharing agreement, it will no longer be deemed to be a beneficiary of “exceptional financial assistance” under TARP beginning in 2010.
After giving effect to the issuance of $17 billion in new common stock, $3.5 billion of tangible equity units and $1.7 billion of stock compensation, as well as the repayment of $20 billion of the TARP trust preferred securities and the termination of the loss-sharing agreement, Citi’s pro forma Tier 1 capital ratio at the end of the third quarter of 2009 would have been 11.0%, compared with 12.8%. The company’s pro forma Tier 1 common ratio at the end of the third quarter would have been 9.0%, compared with 9.1%. Citi has also indicated to its regulators that, in support of its capital strength, it may issue up to $3 billion of trust preferred securities in the first quarter of 2010.
“As I have stated many times over the past year, we planned to exit TARP only when we were convinced that it was prudent to do so,’’ Pandit said. “By any measure of financial strength, Citi is among the strongest banks in the industry, and we are in a position to support the economic recovery.”
•	In 2009, Citi has provided approximately $458 billion in new credit in the U.S. through the end of October.

•	Since the start of the U.S. housing crisis in 2007, Citi has worked with more than 715,000 homeowners, with mortgage debt aggregating approximately $79 billion to help them avoid potential foreclosure.

•	Citi is also currently helping more than 1.5 million credit card customers manage their debt through a variety of forbearance programs. More than 510,000 card members entered these programs in the third quarter alone.

During 2009, Citi has:
•	Substantially strengthened its capital position. After giving effect to the transactions announced today, Citi would have had approximately $117.4 billion tangible common equity at the end of the third quarter of 2009, compared with $31.1 billion as of December 31, 2008 and would have had approximately $101.7 billion of Tier 1 Common at the end of the third quarter, compared to $22.9 billion as of December 31, 2008.

•	Significantly lowered expenses by $15 billion annually

•	Simplified the company through the sale of non-core assets. It has completed more than 20 divestitures since the beginning of 2008 and reduced assets within Citi Holdings by $281 billion from peak levels in the first quarter of 2008.

•	Assembled a new management team, overhauled the risk management function and added significant financial services, risk and markets experience to its Board of Directors.
For further information on the details of the repayment, see http://www.citigroup.com/citi/fin/data/p091214a.pdf
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Citi, the leading global financial services company, has approximately 200 million customer accounts and does business in more than 140 countries. Through Citicorp and Citi Holdings, Citi provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management. Additional information may be found at www.citigroup.com or www.citi.com.
Citi has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offerings to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citi has filed with the SEC for more complete information about Citi and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citi’s registration statement is No. 333-157459. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.
Certain statements in this release, including without limitation the execution of the proposed transactions, the exiting of the loss-sharing agreement with the U.S. government, the U.S. government’s sell-down of its remaining equity positions, the expected impact of these transactions on Citi’s Tier 1 capital ratio and Tier 1 common capital ratio, and the financial and accounting input of the transactions, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors, including the actual completion of the proposed transactions and the final analysis of the financial, accounting and regulatory capital treatment of the transactions. For a discussion of additional risks and uncertainties that may affect Citi’s future results, see Citi’s periodic reports filed with the SEC and available on www.sec.gov or www.citigroup.com.

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